UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On July 31, 2023, Alvotech issued a press release announcing the completion of a private placement of subordinated convertible bonds denominated in Icelandic krona (ISK) and US dollar (USD) for a par value of at least $100 million. Alvotech expects to use the proceeds for continued development of its biosimilars pipeline. ATP Holdings ehf., which is affiliated with Aztiq Pharma Partners S.a. r.l., the largest shareholder of Alvotech, previously entered into an agreement with Alvotech under which ATP Holdings ehf. committed to acquiring any of the bonds which were not sold to other investors in the private placement. The value of ATP Holdings ehf. total commitment was up to the total par value of the private placement, $100 million. Offers for Bonds for a total par value of $70.1 million at current exchange rates were received from qualified investors and ATP Holdings ehf. will acquire all the remaining Bonds. Settlement of the private placement is expected to take place on August 11, 2023.

The offer or sale of the bonds was made in an overseas directed offering directed solely into Iceland to professional clients or eligible counterparties in accordance with European Parliament and Council Directive 2014/65/EC, and in accordance with local laws, regulations, customary practices, and documentation. No offering was made into the United States or to U.S. persons.

This Report is not an offer of securities for sale into the United States.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: July 31, 2023	By:	/s/ Tanya Zharov
		Name:	Tanya Zharov
		Title:	General Counsel